OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Wilson Brothers USA, Inc
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

972091 10 2
 (CUSIP Number)

December 31, 2002
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[   ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Walter  P. Carucci


2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a)...............................................................


(b)...............................................................


3.SEC Use Only ...................................................


4.Citizenship or Place of Organization

US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With



5. Sole Voting Power   773,299 shares of Common Stock



6. Shared Voting Power   724,968 shares of Common Stock(1)



7. Sole Dispositive Power   773,299 shares of Common Stock



8. Shared Dispositive Power  724,968 shares of Common Stock(1)


9. Aggregate Amount Beneficially Owned by Each Reporting Person
      1,498,267 shares of Common Stock(1)


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


11. Percent of Class Represented by Amount in Row (9) 15.0%
(based on 10,014,032 shares outstanding on a fully diluted basis as of February 11, 2003)


12. Type of Reporting Person (See Instructions)  IN


(1) Mr. Carucci is the general partner of Carucci Family Partners (the "Partnership") that owns the 724,968 shares of Common Stock and, as a consequence, is deemed to have shared voting and dispositive power over the shares owned by the Partnership. Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.







1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Carucci Family Partners


2. Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)............................................................................


3. SEC Use Only................................................................


4. Citizenship or Place of Organization    New York, USA

Number of Shares Beneficially Owned by Each Reporting Person With



5. Sole Voting Power...........................................................



6. Shared Voting Power   724,968 shares of Common Stock(1)



7. Sole Dispositive Power......................................................


8. Shared Dispositive Power . 724,968 shares of Common Stock(1)


9. Aggregate Amount Beneficially Owned by Each Reporting Person
724,968 shares of Common Stock(1)


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


11. Percent of Class Represented by Amount in Row (9) 7.24%
(based on 10,014,032 shares outstanding on a fully diluted basis as of February 11, 2003)


12. Type of Reporting Person (See Instructions)   PN

(1)	The Partnership owns the 724,968 shares of Common Stock.
The general partner of the Partnership, Mr. Carucci, is deemed to share voting and dispositive power over the shares owned by the Partnership. Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.





Item 1.

(a) Wilson Brothers USA, Inc

(b) 24 Gadsden Street, Suite C, Charleston, SC 29401

Item 2.    Walter P. Carucci                   Carucci Family Partners

(a)        Walter P. Carucci                   Carucci Family Partners

(b)
           Walter P. Carucci                  Attn: Walter P. Carucci
          c/o Carr Securities                  c/o Carr Securities
     14 Vanderventer Ave., Suite 210      14 Vanderventer Ave., Suite 210
       Port Washington, NY 11050             Port Washington, NY 11050

(c)          US Citizen                            US Partnership

(d)         Common Stock                            Common Stock
       par value $0.01 per share             par value $0.01 per share

(e)         972091 10 2                             972091 10 2

Item 3.
If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[   ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)[   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[   ] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f)[ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g)[ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)[   ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).



Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Walter P. Carucci

(a)
Amount beneficially owned: 1,498,267(1)

(b)
Percent of class: 15.0% (based on 10,014,032 shares outstanding on a fully diluted basis as of February 11, 2003).

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote 773,299 shares of Common Stock.


(ii)
Shared power to vote or to direct the vote 724,968 shares of Common Stock(1).


(iii)
Sole power to dispose or to direct the disposition of 773,299 shares of Common Stock.


(iv)
Shared power to dispose or to direct the disposition of 724,968 shares of Common Stock(1).

Carucci Family Partners

(a)
Amount beneficially owned: 724,968(2)

(b)
Percent of class: 7.24% (based on 10,014,032 shares outstanding on a fully diluted basis as of February 11, 2003).

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote 0.


(ii)
Shared power to vote or to direct the vote 724,968 shares of Common Stock(2).


(iii)
Sole power to dispose or to direct the disposition of 0.


(iv)
Shared power to dispose or to direct the disposition of 724,968 shares of Common Stock(2).

(1)	Mr. Carucci is the general partner of Carucci Family Partners (the
"Partnership") that owns the 724,968 shares of Common Stock and, as a consequence, is deemed to have shared voting and dispositive power over the shares owned by the Partnership.  Mr. Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.
(2)	The Partnership owns the 724,968 shares of Common Stock.  The general partner of the Partnership, Mr. Carucci, is deemed to shared voting and dispositive power over the shares owned by the Partnership.  Mr.
Carucci disclaims beneficial ownership of the 724,968 shares owned by the Partnership.
Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Walter P. Carucci is the general partner of the Partnership which owns 7.24% of the outstanding shares of Common Stock of Wilson Brothers USA, Inc. The other partners, Mrs. Clara Carucci and Mr. Mitchell Carucci, could have the right to receive the proceeds from the sale of the shares owned by the Partnership.





Item
7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.


Item
8.
Identification and Classification of Members of the Group



Not applicable.


Item
9.
Notice of Dissolution of Group

Not Applicable.


Item
10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2003
Date

________________________________
Walter P. Carucci









February 11, 2003
Date

_________________________________________
Walter P. Carucci  for Carucci Family Partners




Wilson Brothers -- Carucci 13GA  February 11 2003.DOC
CUSIP No. 972091 10 2
9
Wilson Brothers -- Carucci 13GA  February 11 2003.DOC